Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports 2021 First-Quarter Unaudited Financial Results

- Record first quarter financial results -

   - Enterprise Solutions achieves sixth consecutive quarter of record results -

Hong Kong, May 26, 2021 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (Nasdaq: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced unaudited financial results for the first quarter ended March 31, 2021.

	Three Months Ended March 31,
	2021	2020	Percentage change
(US$ in thousands)
(Unaudited)
Financial Metrics:
Revenue
Marketing Solutions	54,838	44,632	23%
Enterprise Solutions	11,722	4,403	166%
Total revenue	66,560	49,035	36%
Gross profit	19,548	13,263	47%
Net loss	(7,470)	(8,428)	N/M
Adjusted EBITDA[1]	3,630	2,350	54%
Adjusted net income[1]	647	553	17%
Diluted adjusted net income per ADS[1]	0.0065	0.0077	(16)%
Operating Metrics:
Gross billing	199,956	157,996	27%

Jian “T.J.” Tang, Chief Executive Officer and Co-Founder of iClick, said: “The momentum we enjoyed last year has continued into the first quarter of 2021. We recorded the highest revenue, gross profit, adjusted EBITDA and adjusted net income of any first quarter in our history. This strong set of results was driven by increasing demand for our data-driven solutions which are helping brands to connect effectively and efficiently with consumers amidst the offline-to-online digital transformation occurring in China, despite some lingering effects of the coronavirus pandemic on advertisement spending.”

“Enterprise Solutions had record results for the sixth consecutive quarter with revenue of US$11.7 million representing 166% year-over-year growth, and Marketing Solutions maintained healthy growth, with revenues increasing by 23% year-over-year to US$54.8 million. We are pleased to share that Enterprise Solutions accounted for roughly 18% of our total revenue this past quarter, the highest percentage in our history, further demonstrating both the strong market demand and our solid execution capability. Furthermore, our adjusted EBITDA grew 54% and our adjusted net income grew 17% year-over-year, as we benefit from the operating leverage arising from the strong economies of scale in our Marketing Solutions business.  Investing in and growing our SaaS-based Enterprise Solutions is a key strategic focus for this year and we are making good progress in meeting this objective.

[1]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“The pace of integration in our strategic partnership with Baozun continues to be encouraging and we are working on several pilot-case clients. Our joint goal is to offer a comprehensive private domain e-commerce solution consolidating iClick’s front-end SaaS tools and data management capabilities with Baozun’s core strengths in e-commerce operations and back-end infrastructure for key account clients looking to unlock the huge smart retail market in China. We expect the potential synergies of partnering with Baozun to be significant, and we are already enjoying some cross-selling success and exploring a number of target industry verticals.

“Penetrating the mid-end client segment is also a priority for 2021. To this end, we have already launched a series of SaaS-based standard products to address client needs for digital transformation. We have received positive initial feedback and look forward to accelerating our market penetration. We also recently introduced iSmartGo, a standard cross-border e-commerce solution to help foreign brands looking to tap into the enormous Chinese consumer market.

“We are very well positioned to capitalize on the ongoing digital transformation in China. With the help of our employees and the support of our shareholders, we expect to capture additional market share and continue to produce sustainable growth in the quarters ahead both organically and through strategic acquisitions and partnerships.”

First Quarter 2021 Results:

Revenue for the first quarter of 2021 grew to US$66.5 million, up 36% from US$49.0 million for the same period of the prior year, attributable to the increase in contributions from existing Marketing Solutions and Enterprise Solutions.

Revenue from Marketing Solutions grew to US$54.8 million for the first quarter of 2021, up 23% from US$44.6 million for the first quarter of 2020, primarily as a result of growing market demand from specified action marketing campaigns.

Revenue from Enterprise Solutions was US$11.7 million for the first quarter of 2021, up approximately 166% from US$4.4 million for the first quarter of 2020, primarily due to the increasing need for online and offline consumer behavior data integration and digital transformation.

Gross profit for the first quarter of 2021 was US$19.5 million, representing a 47% increase compared with US$13.3 million for the first quarter of 2020, mainly due to continued expansion of the Company’s Marketing Solutions and contribution from higher-margin Enterprise Solutions.

Total operating expenses were US$25.9 million for the first quarter of 2021, compared with US$15.3 million for the first quarter of 2020 and mainly attributed to the increase in share-based compensation expense as included in sales and marketing expenses by US$6.4 million and the incremental operating expenses incurred for expansion of business scale.

Operating loss was US$6.4 million for the first quarter of 2021, compared with an operating loss of US$2.1 million for the first quarter of 2020, as a result of the increase in share-based compensation expense as included in sales and marketing expenses by US$6.4 million and the incremental operating expenses incurred for expansion of business scale, which was partially offset by the strong growth in gross profit.

Net loss totalled US$7.5 million for the first quarter of 2021, compared with net loss of US$8.4 million for the first quarter of 2020. This was mainly because the Company recorded the fair value losses of derivative liabilities and convertible notes of US$3.6 million and US$2.5 million, respectively, in the first quarter of 2020, which was partially offset by the increase in operating loss.

Net loss attributable to the Company’s shareholders per basic and diluted ADS for the first quarter of 2021 were US$0.0751, compared with a net loss per basic and diluted ADS of US$0.1201 for the first quarter of 2020.

Adjusted EBITDA for the first quarter of 2021 was US$3.6 million, compared with US$2.4 million for the first quarter of 2020. For a reconciliation of the Company’s adjusted EBITDA from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Adjusted net income for the first quarter of 2021 was US$0.6 million, compared with an adjusted net income of US$0.6 million in the first quarter of 2020. For a reconciliation of the Company’s adjusted net income from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Gross billing2 was US$200.0 million for the first quarter of 2021, representing a 27% increase compared with US$158.0 million for the first quarter of 2020, primarily a result of increasing marketers’ demand especially from verticals of banking and finance, online education and training, and personal care and beauty.

As of March 31, 2021, the Company had cash and cash equivalents, time deposits and restricted cash of US$100.2 million, compared with US$94.5 million as of December 31, 2020.

Share Repurchase Program

On December 10, 2020, the Company announced a share repurchase program in which it may purchase its own ADSs with an aggregate value of up to US$15.0 million from December 30, 2020 to December 31, 2021. As of March 31, 2021, the aggregate value of purchased shares was approximately US$1.1 million.

Outlook

Based on the information available as of the date of this press release, iClick provides the following outlook for the second quarter of 2021 and for the full year 2021:

Second Quarter 2021:

•	Revenue is estimated to be between US$72 million and US$77 million.
•	Revenue from Enterprise Solutions is estimated to be between US$12 million and US$13 million.

Full Year 2021:

•	Revenue is revised upward to be between US$318 million and US$338 million.
•	Revenue from Enterprise Solutions is revised upward to be between US$62 million and US$68 million.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

We noted that the advertising budgets for our clients continued to recover during the first quarter, as a result of the relaxation of restrictions on economic and social life due to a slowdown of COVID-19 cases in China. Based on the current commercial environment, we anticipate that brands may allocate more of their advertising budgets to mobile and online targeted marketing, with the potential to benefit our mobile and performance-focused Marketing Solutions business. Brands may also see the importance of online and offline consumer behavioural data integration and analysis, which may favour our Enterprise Solutions business in the long run.

[2]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to.

With iClick’s diversified customer base of stable, top-tier brands and ongoing government efforts to contain the spread of the coronavirus amid the rollout of vaccine, we remain cautiously optimistic for 2021. However, outbreaks of COVID-19 around the world may continue to impact market conditions and potentially trigger a longer period of global economic slowdown. This could affect the overall sentiment and advertising budgets of our branding customers, which in turn may impact our Marketing Solution business in the short term. The rapid development and fluidity of the current situation precludes any prediction as to the ultimate adverse impact of COVID-19. Management will continue to closely monitor the outbreak’s impact on our operations and financial results this year and will particularly focus on business retention and accounts receivable recoverability.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 26, 2021 (8:00 PM Beijing/Hong Kong time on May 26, 2021). A live and archived webcast of the conference call will be available on iClick’s investor relations website at http://ir.i-click.com.

Dial-in details for the conference call are as follows:

United States:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	+852-800-905945
Mainland China:	+86-4001-201203

Participants please ask to join the iClick Interactive Asia Group Limited conference call.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until June 2, 2021:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Canada:	+1-855-669-9658
Replay Access Code:	24763800

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick's full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in ten locations across Asia and Europe. For more information, please visit ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income, and diluted adjusted net income per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA, adjusted net income, and diluted adjusted net income per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net income provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income, and diluted adjusted net income per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income, and diluted adjusted net income per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #866	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended March 31,
	2021	2020
Revenue	66,560	49,035
Cost of revenue	(47,012)	(35,772)
Gross profit	19,548	13,263

Operating expenses
Research and development expenses	(1,674)	(1,174)
Sales and marketing expenses	(17,204)	(8,348)
General and administrative expenses	(7,051)	(5,807)
Total operating expenses	(25,929)	(15,329)
Operating loss	(6,381)	(2,066)
Interest expense	(779)	(435)
Interest income	107	208
Other gains/(losses), net	353	(95)
Fair value losses on derivative liabilities	—	(3,556)
Fair value losses on convertible notes	—	(2,527)
Loss before income tax expense	(6,700)	(8,471)
Share of losses from an equity investee	(26)	(41)
Income tax (expense)/benefit	(744)	84
Net loss	(7,470)	(8,428)
Net loss attributable to noncontrolling interests	381	694
Net loss attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	(7,089)	(7,734)

Net loss	(7,470)	(8,428)
Other comprehensive income:
Foreign currency translation adjustment, net of US$nil tax	749	1,116

Comprehensive loss	(6,721)	(7,312)
Comprehensive loss attributable to noncontrolling interests	380	712
Comprehensive loss attributable to iClick Interactive Asia Group Limited	(6,341)	(6,600)

Net loss per ADS attributable to iClick Interactive Asia Group Limited
— Basic	(0.0751)	(0.1201)
— Diluted	(0.0751)	(0.1201)

Weighted average number of ADS used in per share calculation:
— Basic	94,369,619	64,375,721
— Diluted	94,369,619	64,375,721

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of March 31, 2021	As of December 31, 2020
Assets
Current assets
Cash and cash equivalents, time deposit and restricted cash	100,214	94,466
Accounts receivable, net of allowance for doubtful receivables of US$12,198 and US$11,749 as of March 31, 2021 and December 31, 2020 respectively	170,065	143,142
Other current assets	82,358	83,568
Total current assets	352,637	321,176

Non-current assets
Goodwill	75,198	74,419
Intangible assets	55,666	56,431
Other assets	19,865	18,089
Total non-current assets	150,729	148,939

Total assets	503,366	470,115

Liabilities and equity
Current liabilities
Accounts payable	43,256	43,140
Bank borrowings	78,574	56,040
Other current liabilities	59,761	63,667
Total current liabilities	181,591	162,847

Non-current liabilities
Other liabilities	25,767	28,180
Total non-current liabilities	25,767	28,180

Total liabilities	207,358	191,027
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of March 31, 2021 and December 31, 2020, respectively; 41,652,774 shares and 40,996,215 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively)	42	41
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of March 31, 2021 and December 31, 2020, respectively; 5,034,427 shares and 4,820,608 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively)	5	5
Treasury shares (2,220,727 shares and 2,396,372 shares as of March 31, 2021 and December 31, 2020, respectively)	(11,383)	(10,341)
Other reserves	300,737	282,397
Total iClick Interactive Asia Group Limited shareholders’ equity	289,401	272,102
Noncontrolling interests	6,607	6,986

Total equity	296,008	279,088

Total liabilities and equity	503,366	470,115

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net loss before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense/(benefit), (v) share-based compensation, (vi) fair value losses on derivative liabilities, (vii) fair value losses on convertible notes, (viii) other gains, net, (ix) convertible notes and shares issuance cost, (x) net loss attributable to noncontrolling interests, and (xi) share of losses from an equity investee.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net loss for the periods indicated:

	Three Months Ended March 31,
	2021	2020
Net loss	(7,470)	(8,428)
Add/(less):
Depreciation and amortization	1,567	1,654
Interest expense	779	435
Interest income	(107)	(208)
Income tax expense/(benefit)	744	(84)
EBITDA	(4,487)	(6,631)
Add/(less):
Share-based compensation	7,327	1,575
Fair value losses on derivative liabilities	—	3,556
Fair value losses on convertible notes	—	2,527
Other gains, net[3]	181	544
Convertible notes and shares issuance cost[4]	202	44
Net loss attributable to noncontrolling interests[5]	381	694
Share of losses from an equity investee[6]	26	41
Adjusted EBITDA	3,630	2,350

3 Other gains, net has been adjusted out, except for amounts of US$534 thousand, and US$449 thousand in relation to government grants for the three months ended March 31, 2021 and 2020, respectively.

[4]	Convertible notes and shares issuance cost represents legal and professional fee for the issue of convertible notes and shares.
[5]

Net loss attributable to noncontrolling interests has been adjusted back because the Company’s management regularly reviews EBITDA excluding noncontrolling interests as a measure of its operational performance.

[6]

Share of losses from an equity investee represents share of losses incurred by the Company’s Thailand business operated through an equity investee over which the Company has significant influence, and which is not considered to be a part of the core business that the Company operates through its consolidated entities.

Adjusted net income represents net loss before (i) share-based compensation, (ii) fair value losses on derivative liabilities, (iii) fair value losses on convertible notes, (iv) other gains, net, (v) convertible notes and shares issuance cost, (vi) net loss attributable to noncontrolling interests, and (vii) share of losses from an equity investee. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net income from net loss for the periods indicated:

	Three Months Ended March 31,
	2021	2020
Net loss	(7,470)	(8,428)
Add/(less):
Share-based compensation	7,327	1,575
Fair value losses on derivative liabilities	—	3,556
Fair value losses on convertible notes	—	2,527
Other gains, net[3]	181	544
Convertible notes and shares issuance cost[4]	202	44
Net loss attributable to noncontrolling interests[5]	381	694
Share of losses from an equity investee[6]	26	41
Adjusted net income	647	553

The diluted adjusted net income per ADS for the periods indicated are calculated as follows:

	Three Months Ended March 31,
	2021	2020
Net loss:	(7,470)	(8,428)
Add: Non-GAAP adjustments to net loss	8,117	8,981
Adjusted net income	647	553

Denominator for net loss per ADS - Weighted average ADS outstanding	94,369,619	64,375,721

Denominator for diluted adjusted net income per ADS - Weighted average ADS outstanding	100,068,753	71,501,720

Diluted net loss per ADS	(0.0792)	(0.1309)
Add: Non-GAAP adjustments to net loss per ADS	0.0857	0.1386
Diluted adjusted net income per ADS	0.0065	0.0077